EXHIBIT (a)(5)


 NEWS RELEASE

      MID-WISCONSIN FINANCIAL SERVICES, INC. WILL TENDER FOR
              UP TO 93,045 SHARES OF ITS COMMON STOCK

      MEDFORD, Wisconsin (December 14, 1998) - Mid-Wisconsin Financial Services, Inc. (OTC Electronic Bulletin Board - MWFS) announced today that it will commence a tender offer to purchase up to 93,045 shares of its issued and outstanding common stock for $27.50 per share. The tender offer will begin today, December 14, 1998, and will expire, unless extended, at 5:00 p.m., CST, on Friday, January 15, 1999.

     The terms of the tender offer are contained in the Offer to Purchase and Transmittal Form being mailed to its shareholders today. The Offer provides for the acceptance of all tenders by shareholders who own odd lots (fewer than 100 shares). In the event that more than 93,045 shares are tendered, shares (other than odd lot tenders) will be accepted for purchase on a pro rata basis. However, the Company has also reserved the right, in its sole discretion, to purchase more than 93,045 shares pursuant to the Offer.

      Gene C. Knoll, President and CEO of the Company, said: "The Company is making this offer after careful consideration of our capital needs and the market for our stock. The holding company now has more capital than is needed to satisfy applicable bank regulations. Even after considering future growth, our capital level is also higher than the Board believes can be used to best advantage in our normal banking operations. In addition, partly as a result of the limited trading market for our stock, the Board believes that the stock recently has been somewhat undervalued in market quotations. Based on these considerations, the Board believes that shareholder interests would be better served by using some of our excess capital to repurchase our own shares."

      This news release is neither an offer to purchase nor a solicitation of an offer to sell the Company's common stock. The offer is made only by the Offer to Purchase dated December 14, 1998, and the related Transmittal Form. On December 11, 1998, the high and low bid quotations for the common stock on the OTC Electronic Bulletin Board were each $_____ per share.

     Shareholders may contact Gene Knoll, Bill Weiland or Mary Sarver at 715-748-8300 or 1-800-643-9472 for more information concerning the tender offer.

     Mid-Wisconsin Financial Services, Inc. is the holding company for Mid-Wisconsin Bank, a $275 million independent community bank serving numerous communities throughout central Wisconsin.